Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Term Loan Financing

$4 million to Support Growth; Could Reach up to $10 million

Laval, Québec, CANADA – April 20, 2016 – Neptune Technologies & Bioressources Inc. ("Neptune" or the "Company") (NASDAQ.NEPT - TSX.NTB), announces that it has signed a term loan of approximately $4 million (2.10 million GBP) with Bank and Clients PLC ("B&C") based in the UK. Under certain conditions, the loan could be increased up to $10 million (5.25 million GBP).  All amounts are in Canadian dollars unless otherwise stated.

The 4-year second rank secured term loan bears interest at a rate of 12% per annum and includes a 15-month moratorium on principal repayment following which, the loan will be payable on a monthly basis over a 33-month period. Proceeds from the loan will be used for working capital requirements such as receivables and inventory and to support further growth.

 "We are pleased with the confidence shown by a commercial bank such as Bank and Clients PLC, which has facilitated the funding to support our strategic plan for the foreseeable future," indicated Mario Paradis, Chief Financial Officer. "This term-loan and our expected return to positive Adjusted EBITDA in Fiscal 2017 (starting on March 1, 2016) represent continued progress in our strategy to create value for shareholders."

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition company that develops, manufactures, and globally commercializes marine-derived omega-3 polyunsaturated fatty acids (PUFA's) from Antarctic krill. More recently, with the acquisition of Biodroga, the company also provides innovative custom-made nutraceutical finished products from marine oils, and various other functional ingredients often in unique delivery forms. Neptune's head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. ("Acasti").  Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases.

About Bank & Clients PLC

B&C draws on a long history of retail banking and expertise in international corporate lending. The vision of B&C is similar to that of a traditional private/merchant bank, based on meeting the specific needs of individual customers in a way that leads to long-term relationships and trust, and to word-of-mouth recommendations. B&C believes that a bank's focus has to be on the real economy, entrepreneurial companies and established industries.

Based on its tradition of customising products and services to meet customer demands, B&C operates with a more targeted approach than mainstream finance providers and its focus is on offering a high level of client service.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	Pierre Boucher
VP & CFO 1.450.687.2262	MaisonBrison 1.514.731.0000
m.paradis@neptunebiotech.com	pierre@maisonbrison.com
neptunebiotech.com